12900 Preston Road, Suite 700 Dallas, Texas 75230 T 972.233.8242 F 972.233.7362

May 24, 2013

U.S. Securities & Exchange Commission
Division of Investment Management
Washington, DC 20549-8626

Re: SEC comments on May 2, 2013 Preliminary Proxy Filing (PRE-14A)

On May 6, 2013, Mr. Larry Green from the SEC phoned and communicated the SEC’s comments the Preliminary Proxy (PRE-14A) of Capital Southwest Corporation (“CSW”).  Below are the comments provided by Mr. Green, along with our responses.  In addition we are including a redline version of the preliminary proxy to reflect, among other things, the SEC’s comments.

•	Proposal One: Following the list of nominees, note that “the nominees have agreed to serve if they are elected and have consented to their names beings printed in the proxy statement.”

We have added the note following the list of nominees in Proposal One.

•	Page 12, end of first paragraph – Note if the committee members are “interested” or “independent.”

We have made this change.

•	Page 13 (see Page 18 of redline version), 10b5-1 Plans paragraph should be moved from this section to a more prominent place, e.g. after Other Business on page 3.

We have made this change.

•
Page 31 (see page 37 of redline version), the first sentence in the third paragraph, “We believe that the information….” Delete this sentence completely or explain how the information demonstrates that the program was designed appropriately.

We have made this change.

May 24, 2013

•
Page 32 (see page 38 of redline version).  Why are we increasing the number of authorized shares far in excess of that needed for the 4:1 split?  In your response letter, please note if you see any price pressure or other risks to the common shares by having an overhang of nearly 10 million shares over the issued and outstanding after the stock split.  If you don’t see any risks just state so.

We do not see price pressure as CSW is a closed end fund.  We cannot issue additional shares in a public or private offering.  Management and the Board anticipate that the shares may be used for employee incentive plans over future periods.  All such plans must be approved by shareholders, so they will not be issued without shareholder approval.

•
The title of Proposal Four should be amended to include “…..STOCK SPLIT AND FOR OTHER PURPOSES THAT MAY OR MAY NOT BE CURRENTLY CONTEMPLATED.” (See last sentence in 3rd paragraph on page 32 – see page 38 of redline version).  In your letter please state if any other purposes are currently contemplated for the huge increase in the number of shares of common stock.

We have made the title change.  No other purposes are being currently contemplated.

•	Do we issue any fractional shares? If so, it needs to be explained somewhere in the proxy what happens to fractional shares – are they given the same 4:1 treatment?

In the situation where shareholders participate in our Dividend Reinvestment Program (DRIP), most likely they have fractional shares. If the shareholder holds fractional shares, those fractional shares will be given the same 4:1 stock split treatment. However, no fractional share certificate can be issued.

•
It should be clearly stated somewhere in the proxy what registered certificate holders are required to do.  Do they need to surrender their current certificates? What action, if any, do they need to take with regards to their certificates?

If the shareholder holds CSW shares in a brokerage account, the par value and the number of shares held will be automatically adjusted through its broker system. If the shareholder is registered shareholder, he or she can either: (i) keep the original stock certificate, which will be deemed to represent the number of post-split shares or (ii) surrender his/her current certificate to our transfer agent and replace it with a new certificate with the post-split par value and number of shares. It is recommended to mail the certificate via certified mail and it is required to insure the certificates for a minimum 3 percent of the fair market value. If the certificate gets lost in the mail, it would cost 3 percent of the certificate fair market value to replace the stock certificate.

May 24, 2013

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (972) 233-8242 with any questions or comments.

Sincerely,

/s/ Tracy L. Morris
Tracy L. Morris
Chief Operating Officer &
Chief Financial Officer